August 10, 2009
VIA EDGAR
Mr. Daniel Morris
Attorney-Advisor
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	Potash Corporation of Saskatchewan Inc.
File Number 001-10351
Form 10-K for the Year Ended December 31, 2008
Filed February 26, 2009
Dear Mr. Morris:
          We refer to the comment letter dated June 2, 2009 from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) concerning the Form 10-K for the year ended December 31, 2008 (the “Form 10-K”) filed by Potash Corporation of Saskatchewan Inc. (the “Company”).
          The responses to the Staff’s comments in its June 2, 2009 letter are provided below in the order in which the comments were set out in such letter and are numbered correspondingly. The Staff’s comments, indicated by bold text, are followed by the responses of the Company.
Form 10-K
Exhibits
1.	We note that you have incorporated by reference Exhibit 4(a), Exhibit 4(c), Exhibit 4(l) and Exhibit 10(h)(h) to the Form 10-K. However, Exhibit 4(a), Exhibit 4(c) and Exhibit 4(l) do not include all of the exhibits listed in the table of contents of the agreements or referenced in the agreements. All agreements must be filed in full and include all schedules, exhibits and annexes. Additionally, we could not locate Exhibit 10(h)(h) which is described as being filed on the Form 10-K for the fiscal year ending on December 31, 2006. Please file the above-referenced exhibits, including all attachments, schedules and exhibits, with your next Exchange Act filing.

Mr. Daniel Morris
U.S. Securities and Exchange Commission
August 10, 2009

          Response:
          We acknowledge the Staff’s comment and refiled Exhibits 4(a), 4(c) and 4(l) to the Form 10-K, including all schedules, exhibits and annexes, with our Quarterly Report on Form 10-Q for the period ended June 30, 2009.
          Exhibit 10(hh) to the Form 10-K was filed as Exhibit 10(aa) to our Form 10-K for the fiscal year ended December 31, 2006. In future Exchange Act filings, we will revise the Exhibit Index, as appropriate, to specify the exhibit number as well as the prior Exchange Act filing with which the incorporated exhibit was originally filed. In addition, we note that we have concluded that the International Agency Agreement listed as Exhibit 10(hh) no longer represents an agreement that is material to the Company. Accordingly, we omitted Exhibit 10(hh) from the Exhibit Index in our Quarterly Report on Form 10-Q for the period ended March 31, 2009 and our Quarterly Report on Form 10-Q for the period ended June 30, 2009 and will continue to omit Exhibit 10(hh) from the Exhibit Index in our future Exchange Act filings, provided that we continue to conclude that the International Agency Agreement is not an agreement that is material to the Company.
2.	Further, please confirm that you will file all exhibits in full and include all schedules, exhibits and annexes in future filings.
          Response:
          We confirm that, in future filings, we will file all exhibits in full and include all schedules, exhibits and annexes, except in the case of information with respect to which we request confidential treatment.
Exhibit 99(a)
Compensation, page 37
3.	We note your response to prior comment 1 and reissue. We note, for example, and without limitation, the disclosure on page 53 that in order for you to determine your chief executive officer’s compensation for 2008, certain targets were set, including the earnings per share and cash flow per share. If you believe that your performance targets may be omitted due to the risk of competitive harm, you must provide additional detailed analysis in support of this conclusion. We request that you address how the disclosure of performance targets might allow your competitors to extrapolate sensitive information about the company’s earning growth and capital strategies. Please describe how performance targets for the company and its business units, along with the company’s other publically available information, might allow your competitors to acquire information relating to your past or present business plan or provide insight regarding your business strategies. Discuss how a competitor might deconstruct the target numbers to ascertain

Mr. Daniel Morris
U.S. Securities and Exchange Commission
August 10, 2009

           confidential commercial or financial information. Refer to Instruction 4 of Item 402(b) of Regulation S-K.
          Response:
          In future filings, we will disclose all material performance targets for our named executive officers to the extent that disclosure of such targets, and our performance relative to such targets, would not result in competitive harm. In this regard, if specific earnings per share and cash flow per share performance targets are established by the Compensation Committee as goals to be considered among various quantitative and qualitative factors used in determining compensation for our named executive officers, we will disclose the relevant earnings per share and cash flow per share targets for the applicable periods as well as the Company’s actual performance as measured against those targets.
Performance Option Plans, page 48
4.	While we note your response to prior comment 3 and your disclosure on page 48 which describes the role of Hewitt Associates and your historical data, please confirm that you will fully discuss in future filings your methodology for linking compensation study results and the vesting schedule targets.
          Response:
          We confirm that we will fully discuss in future filings our methodology for linking compensation study results and the vesting schedule targets.
Compensation Consultants and Comparator Groups, page 51
5.	We note your response to prior comment 4. Although you state that you do not benchmark against the “Additional Surveys”, your disclosure under “Salary” on page 45 states that you establish salary guidelines at the 50th percentile of the “Comparative Compensation Information.” We note that the term “Comparative Compensation Information” is defined on page 41 to include the Comparator Group and the Additional Surveys. Please reconcile this disclosure with your response to prior comment 4. To the extent that you benchmark against the Additional Surveys, please confirm that you will identify the companies included in those surveys. If you do not benchmark against the Additional Surveys, please confirm that you will revise your future filings to clarify this fact.
          Response:
          We will revise our future filings to clarify how the Compensation Committee uses the Additional Surveys or similar surveys. For example, with respect to 2008, using the data supplied by companies included in the Additional Surveys and the Comparator Group (together, the “Comparative Compensation Information”), the Compensation Committee reviewed the median base salary for positions comparable to the positions held by our named executive

Mr. Daniel Morris
U.S. Securities and Exchange Commission
August 10, 2009

officers. Although the salary guidelines established by the Compensation Committee generally approximate the median for comparable positions in the Comparative Compensation Information, the Compensation Committee had the discretion to set salary guidelines that it determined appropriate. In exercising this discretion, the Compensation Committee established salary guidelines that reflect the internal value of the position and the individual performance of the named executive officer that holds the position.
          As we discussed with the Staff, we confirm that if the Compensation Committee benchmarks against the Additional Surveys or similar surveys in connection with compensation decisions, we will include a list of the companies included in such surveys as an exhibit or appendix to the applicable future filing in which the related Compensation Discussion and Analysis is included, except to the extent that confidential treatment for proprietary or competitive information is appropriate.
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          As requested in your comment letter, we hereby acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you have additional questions or comments, you may contact Barbara Jane Irwin, Senior Vice President, Administration, at (847) 849-4478, or Joseph A. Podwika, Senior Vice President, General Counsel and Secretary, at (847) 849-4290.

Sincerely,

/s/ William J. Doyle

William J. Doyle President and Chief Executive Officer

cc:	Lauren Nguyen, Division of Corporate Finance
Barbara Jane Irwin, Senior Vice President, Administration
Joseph A. Podwika, Senior Vice President, General Counsel and Secretary
Robert Kirkpatrick, Associate General Counsel